FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of July


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





Media Information


19 July 2006


     BG announces first gas from Dolphin Deep field in Trinidad and Tobago

BG Group and its partner Chevron today announced the delivery of first gas from the Dolphin Deep development to the onshore processing facilities at Beachfield on the south east coast of Trinidad and Tobago.

The BG operated Dolphin Deep field is located approximately 83 kilometres off the east coast of Trinidad in the East Coast Marine Area (ECMA). Gas production from the two Dolphin Deep wells is expected to reach a maximum rate of 250 million standard cubic feet per day (mmscfd) and will be delivered to Atlantic LNG (ALNG) in Port Fortin on the south west coast via two recently completed pipelines - the 95 kilometre (km) offshore Dolphin to Beachfield Pipeline, and the 76 km onshore Cross Island Pipeline (CIP).

Martin Houston, Executive Vice President North America, Caribbean and Global LNG, said:

"By bringing the Dolphin Deep field on stream, BG Group and its partner have completed the first sub-sea development in Trinidad and Tobago. Gas from this development will feed some of BG Group's supply rights in Atlantic LNG, which continues to be the leading supplier of LNG to the USA."



 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005.



Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

BG Group (50% partner with Chevron) operates the Dolphin, Dolphin Deep and Starfish fields in the ECMA. The Dolphin gas field commenced production in March 1996. It is contracted to supply up to 275 mmscfd of gas to the National Gas Company of Trinidad and Tobago (NGC) under a 20 year supply contract. ECMA is scheduled to supply 80 mmscfd to ALNG Train 3 and 120 mmscfd to ALNG Train 4.

ALNG, in which BG Group is a shareholder, was established in 1995 to liquefy natural gas for export. The company operates the four LNG Trains in operation at Port Fortin. BG is a partner in all four trains - Train 1 (3.1mtpa capacity), 26% shareholder; Trains 2 and 3 (6.7mtpa combined capacity), 32.5% shareholder; and, Train 4 (5.2mtpa capacity), 28.89% shareholder.

For more info on ALNG - www.atlanticlng.com



Enquiries:

Communications                                              +44 (0) 118 929 2462

Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations

Chris Lloyd/Helen Parris/
Kate Bingham/
Siobhan Andrews                                             +44 (0) 118 929 3025

Website: www.bg-group.com



                                    - ends -




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 19 July 2006                                   By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary